UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing ("Filer")	GreenPower Motor Company Inc.

B.		(1) This is (check one)

☒ an original filing for the Filer.

☐ an amended filing for the Filer.

C.		Identify the filing in conjunction with which this Form is being filed:

Name of registrant: GreenPower Motor Company Inc.

Form type: Registration Statement on Form F-10

File Number (if known) 333-258099

Filed by: GreenPower Motor Company Inc.

Date Filed (if filed concurrently, so indicate) July 22, 2021 (filed concurrently)

D.		The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

#240 - 209 Carrall Street Vancouver, British Columbia V6B 2J2, Canada. Telephone (604) 563-4144

E.		The Filer designates and appoints GKL Corporate/Search, Inc. ("the Agent"), located at:

One Capitol Mall, Suite 660 Sacramento, California 95814 Telephone: (910) 442-7652

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, this 22nd day of July, 2021.

GreenPower Motor Company Inc.

By:	/s/ Michael Sieffert
Name:	Michael Sieffert
Title:	Chief Financial Officer and Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

GKL Corporate/Search, Inc. (as Agent for Service of Process for GreenPower Motor Company Inc.)

By:	/s/ Jennifer Larkin
Name:	Jennifer Larkin
Title:	Director of Operations